Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

December 10, 2020

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F. Street, N.E.
Washington, D.C. 20549
Attention:	Raymond A. Be, Esq.
David Manion

Re:	NB Crossroads Private Markets Access Fund LLC
Registration Statement on Form N-2
File Numbers: 333-239934, 811-23591

Ladies and Gentlemen:

On behalf of NB Crossroads Private Markets Access Fund LLC (the "Fund"), transmitted for filing as EDGAR correspondence are the Fund's responses to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on Amendment No. 2 (the "Amendment") to the Fund's Registration Statement (the "Registration Statement") on Form N-2 filed with the Commission on December 1, 2020  that were provided telephonically to the undersigned and Lisa Goldstein of this office by Raymond A. Be of and David Manion the Staff on December 8, 2020.

As discussed with the Staff, the Fund intends to request that effectiveness of the Registration Statement be accelerated to December 15, 2020, and acceleration requests will be filed as EDGAR correspondence to that effect on or about December 11, 2020.

Where indicated, revisions to disclosure in the Amendment will be filed in definitive versions of the Prospectus and Statement of Additional Information ("SAI") to be filed pursuant to Rule 424 under the Securities Act of 1933, as amended (the "Securities Act").

For the convenience of the Staff, the comments have been restated below in their entirety.  The Fund's response follows each comment.  References in the response to the Fund's Prospectus or SAI are to those filed as part of the Amendment.  Capitalized terms used but not defined herein have the meanings assigned to them in the Amendment.

Additionally, as discussed with the Staff, the Investment Adviser has contractually agreed to reduce its Advisory Fee to an annual rate of 0.50% until December 31, 2021.  This additional contractual fee reduction is reflected under "Fee Waiver and/or Expense Reimbursement" in the Fund's revised fee table as well as in the expense examples. Unless otherwise extended by agreement between the Fund and the Investment Adviser, the Advisory Fee payable by the Fund as of January 1, 2022 will be at the annual rate of 1.50%.  The revised fee table to be included in the definitive version of the Prospectus is below.  The revised expense examples are included in response to Staff Comment No. 1 herein.  Similar disclosures concerning the Advisory Fee waiver are included under the heading "Investment Advisory Agreement" in the Prospectus.  The Fund will file a Fee Reduction Agreement in the next post-effective amendment to its Registration Statement, which is anticipated to occur in January 2021 in connection with the launch of its Class A Shares.

SUMMARY OF FEES AND EXPENSES

The fee table below is intended to assist Shareholders in understanding the various costs and expenses that the Fund expects to incur, and that Shareholders can expect to bear, by investing in the Fund. This fee table is based on estimated expenses of the Fund for the fiscal year ending March 31, 2021, and assumes that the Fund has a net assets of $200 million of Institutional Class Shares and $150 million of Class A Shares ($350 million total in net assets of Shares of the Fund).

Shareholder Transaction Expenses	Institutional Class	Class A

Maximum Sales Load (as a percentage of subscription amount)(1)	None	3.50%
Maximum Early Repurchase Fee (as a percentage of repurchased amount)(2)	2.00%	2.00%

Annual Expenses (as a percentage of the Fund's net assets)	Institutional Class	Class A
Advisory Fee(3),(8)	1.50%	1.50%
Incentive Fee(4)	0.49%	0.49%
Other Expenses(5)	0.35%	0.35%
Distribution and Servicing Fee(6)	0.00%	0.70%
Acquired Fund Fees and Expenses(7)	0.38%	0.38%
Total Annual Expenses	2.72%	3.42%
Fee Waiver and/or Expense Reimbursement(8)	~~0.05~~1.05%	~~0.05~~1.05%
Total Annual Expenses (After Fee Waiver and/or Expense Reimbursement)	~~2.67~~1.67%	~~2.37~~2.37%

1.
Subscriptions for Class A Shares may be subject to a sales load of up to 3.50% of the subscription amount. The sales load payable by each Shareholder depends upon the amount invested by such Shareholder in Class A Shares.

2.
A 2.00% Early Repurchase Fee payable to the Fund will be charged with respect to the repurchase of Shares at any time prior to the day immediately preceding the one-year anniversary of a Shareholder's purchase of the Shares (on a "first in - first out" basis). An Early Repurchase Fee payable by a Shareholder may be waived in circumstances where the Board determines that doing so is in the best interests of the Fund and in a manner that will not discriminate unfairly against any Shareholder. The Early Repurchase Fee will be retained by the Fund for the benefit of the remaining Shareholders.

3.
The Fund pays the Investment Adviser a quarterly Advisory Fee at an annual rate of 1.50% based on the Fund's net asset value, calculated and accrued monthly as of the last business day of each month. For purposes of determining the Advisory Fee payable to the Investment Adviser for any month, the net asset value will be calculated prior to the inclusion of the Advisory Fee payable to the Investment Adviser.  To the extent the Fund invests any assets in an affiliated investment company, the Investment Adviser undertakes to waive a portion of the Advisory Fee equal to the advisory fee it receives from such affiliated investment company on those assets. The Investment Adviser has contractually agreed to reduce its Advisory Fee to an annual rate of 0.50% until December 31, 2021.  This contractual fee reduction is reflected under "Fee Waiver and/or Expense Reimbursement" below.  Unless otherwise extended by agreement between the Fund and the Investment Adviser, the Advisory Fee payable by the Fund as of January 1, 2022 will be at the annual rate of 1.50%.

4.
At the end of each calendar quarter, the Investment Adviser will be entitled to receive an Incentive Fee equal to 10% of the difference, if positive, between (i) the net profits of the Fund for the relevant period and (ii) the then balance, if any, of the Loss Recovery Account. For the purposes of the Incentive Fee, the term "net profits" shall mean (i) the amount by which the net asset value of the Fund on the last day of the relevant period exceeds the net asset value of the Fund as of the commencement of the same period, including any net change in unrealized appreciation or depreciation of investments and realized income and gains or losses and expenses (including offering and organizational expenses) plus (ii) the aggregate distributions accrued during the period. The Incentive Fee is based on an estimate that assumes the same hypothetical annual return of 5.0% used for the Expense Examples on page 12. The actual amount of the Incentive Fee may be more or less than the amount in the table above, as the actual rate of return may be greater or less than the hypothetical 5.0% return assumed for purposes of the estimate.

5.
The Other Expenses include, among other things, professional fees and other expenses that the Fund will bear, including initial and ongoing offering costs and fees and expenses of the Administrator, transfer agent and custodian.  The Other Expenses are based on estimated amounts for the fiscal year ending March 31, 2021.

6.
The Fund pays a Distribution and Servicing Fee an annual rate of 0.70% based on the aggregate net assets of the Fund attributable to Class A Shares to the Fund's Distributor. For purposes of determining the Distribution and Servicing Fee, net asset value will be calculated prior to any reduction for any fees and expenses, including, without limitation, the Distribution and Servicing Fee payable. Institutional Class Shares are not subject to a Distribution and Servicing Fee.

7.
The Acquired Fund Fees and Expenses include the fees and expenses of the Portfolio Funds in which the Fund intends to invest. Some or all of the Portfolio Funds in which the Fund intends to invest generally charge asset-based management fees. The managers of the Portfolio Funds may also receive performance-based compensation if the Portfolio Funds achieve certain profit levels, generally in the form of "carried interest" allocations of profits from the Portfolio Funds, which effectively will reduce the investment returns of the Portfolio Funds.  The Portfolio Funds in which the Fund intends to invest generally charge a management fee of 1.00% to 2.50%, and approximately 20% to 30% of net profits as a carried interest allocation, subject to a clawback.  The "Acquired Fund Fees and Expenses" disclosed above are based on historic returns of the types of Portfolio Funds in which the Fund anticipates investing, which may change substantially over time and, therefore, significantly affect "Acquired Fund Fees and Expenses." The Acquired Fund Fees and Expenses are based on estimated amounts for the fiscal year ending March 31, 2021.

8.
Pursuant to an expense limitation agreement (the "Expense Limitation Agreement") with the Fund, the Investment Adviser has agreed to waive fees that it would otherwise be paid, and/or to assume expenses of the Fund, if required to ensure certain annual operating expenses (excluding the Advisory Fee, Incentive Fee, Distribution and Servicing Fee, interest, taxes, brokerage commissions, acquired fund fees and expenses, dividend and interest expenses relating to short sales, and extraordinary expenses, if any) ("Other Expenses") do not exceed 0.30% per annum of the average monthly net assets.  The Fund agrees to repay the Investment Adviser any fees waived under the Expense Limitation Agreement or any Other Expenses the Investment Adviser reimburses in excess of the Expense Limitation Agreement, provided the repayments do not cause that Fund's Other Expenses to exceed the expense limitation in place at the time the fees were waived and/or the expenses were reimbursed, or the expense limitation in place at the time the Fund repays the Investment Adviser, whichever is lower. Any such repayments must be made within three years after the year in which the Adviser incurred the expense.  The Expense Limitation Agreement will have a term ending one-year from the date the Fund commences operations, and the Investment Adviser may extend the term for a period of one year on an annual basis.  In addition, pursuant to a separate fee reduction agreement (the "Fee Reduction Agreement"), the Investment Adviser contractually has agreed to reduce its Advisory Fee to an annual rate of 0.50% until December 31, 2021.  The reduction of the Advisory Fee under the Fee Reduction Agreement is not subject to recoupment by the Investment Adviser under the Expense Limitation Agreement.

Accounting Comments

PROSPECTUS

Summary of Fees and Expenses

1.
Staff Comment:  Footnote 8 to the fee table states that the Expense Limitation Agreement between the Fund and the Investment Adviser "will have a term ending one-year from the date the Fund commences operations, and the Investment Adviser may extend the term for a period of one year on an annual basis."  It appears that the expense examples are calculated to give effect to the Expense Limitation Agreement in each of the one-, three-, five- and ten-year examples, rather than for only the one-year example and the first year of the three-, five- and ten-year examples, per Item 3 to Form N-2.  It also appears that Expense Examples 1 and 2 for Class A Shares do not give effect to the 3.5% maximum sales load to which Shareholders may be subject.

Response:  The expense examples, which reflect the Fee Reduction Agreement discussed above, will be revised as follows:

Example 1

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 Class A investment, assuming a 5% annual return:	$~~34~~58	$~~102~~134	$~~171~~200	$~~352~~375
You would pay the following expenses on a $1,000 Institutional Class investment, assuming a 5% annual return:	$~~27~~17	$~~82~~82	$~~137~~137	$~~286~~287

Example 2

	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $50,000 Class A investment, assuming a 5% annual return:	$~~1,699~~2,909	$~~5,109~~6,704	$~~8,548~~10,023	$~~17,618~~18,775
You would pay the following expenses on a $50,000 Institutional Class investment, assuming a 5% annual return:	$~~1,353~~851	$~~4,076~~4,101	$~~6,847~~6,872	$~~14,305~~14,329

Financial Statements

2.	Staff Comment: Please revise the heading "Financial Statement" to "Financial Statements," and making the corresponding revision in the first sentence of the section.

Response:  The requested revisions will be made.

Legal Comments

Risks—Indemnification Obligations and Limited Liability of Managers and Adviser

3.
Staff Comment:  The disclosure included in the first clause of the paragraph appears to be inconsistent with Section 14 of the Securities Act, which prohibits waiving any liabilities under the federal securities laws.  Please revise the disclosure to carve out any liabilities pursuant to the federal securities laws.

Response:  The referenced disclosure will be revised as follows, and corresponding revisions will also be made to Certain Provisions in the LLC Agreement—Limitation of Liability; Indemnification:

None of the Managers, the Adviser or any of their respective affiliates, principals, members, shareholders, partners, officers, directors, employees, agents and representatives (each an "Indemnified Person") shall have any liability, responsibility or accountability in damages or otherwise to any Shareholder or the Fund (except for, and the Fund agrees, to the fullest extent permitted by law, to indemnify, pay, protect and hold harmless each Indemnified Person from and against, any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, proceedings, costs, expenses and disbursements of any kind or nature whatsoever (including, without limitation, all reasonable costs and expenses of attorneys, defense, appeal and settlement of any and all suits, actions or proceedings instituted or threatened against the Indemnified Persons or the Fund) and all costs of investigation in connection therewith which may be imposed on, incurred by, or asserted against the Indemnified Persons or the Fund in any way relating to or arising out of, or alleged to relate to or arise out of, any action or inaction on the part of the Fund, on the part of the Indemnified Persons when acting on behalf of the Fund or otherwise in connection with the business or affairs of the Fund, or on the part of any agents when acting on behalf of the Fund (collectively, the "Indemnified Liabilities")); provided that the Fund shall not be liable to any Indemnified Person for any portion of any Indemnified Liabilities which results from such Indemnified Person's willful misconduct, bad faith or gross negligence in the performance of his, her or its duties or by reason of his, her or its reckless disregard of his, her or its obligations and duties.  Notwithstanding the foregoing, no waiver or release of personal liability of any Indemnified Person will be effective to waive any liabilities of such Indemnified Persons under the U.S. federal securities laws to the extent any such waiver or release is void under Section 14 of the Securities Act.

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Please direct any questions or comments to me at 212.969.3379 or kkaufman@proskauer.com, or to Nicole M. Runyan at 212.969.3361 or nrunyan@proskauer.com.

Very truly yours,

/s/ Kim Kaufman
Kim Kaufman

cc:          Nicole M. Runyan